Exhibit 99.1

AYR Wellness Announces Opening of Ohio Dispensaries in Woodmere and Goshen

MIAMI, November 6, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), announced the opening of two Ohio retail locations in Woodmere and Goshen. The Woodmere store opens today and the Goshen store is expected to open later this week.

“Ohio is one of the most promising cannabis markets in the country, with a growing medical program and adult-use legalization to appear on this week’s ballot referendum,” said David Goubert, President and CEO of AYR. “Via our support relationship with Twice the Wellness in Woodmere and Heaven Wellness in Goshen, we look forward to building a great relationship with customers and both local communities.”

AYR has the future rights to ownership of both dispensaries, subject to regulatory approval.

Located in a Cleveland suburb at 27900 Chagrin Blvd., Woodmere, Ohio 44122, the AYR-branded Woodmere store is 4,500 sq. ft., conveniently situated near the popular Beachwood Place Mall and close to the interstate. The 2,700 sq. ft. Goshen location, also AYR-branded, is located at 6722 State Route 132, Goshen, Ohio 45140, in a suburb of Cincinnati. Both stores will offer products from AYR’s collection of high-quality brands, as well as products and a well-curated selection of third-party brands.

AYR is committed to expanding its presence in Ohio and has scaled its cultivation and production efforts in the state with the opening of a 58,000 square foot cultivation facility in Parma, Ohio. The Company also entered option agreements to acquire a third Ohio dispensary, Daily Releaf, LLC in Riverside, Ohio, in the Dayton Metropolitan Area. The future right to ownership is subject to regulatory approval. AYR anticipates the Riverside location will be open later this month.

To learn more about AYR Wellness or to locate your nearest dispensary, please visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 85+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:
Robert Vanisko
VP, Public Engagement
T: (786) 885-0397
Email: comms@ayrwellness.com

Company Contact:
Jon DeCourcey
Head of Investor Relations
T: (786) 885-0397
Email: ir@ayrwellness.com

Investor Relations Contact:
Sean Mansouri, CFA
Elevate IR
T: (786) 885-0397
Email: ir@ayrwellness.com